SEC Form 3
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Leitner, William A (Last) (First) (Middle) 2101 6th Avenue North, Suite 750 (Street) Birmingham, AL 35203 (City) (State) (Zip) USA	2. Date of Event Requiring Statement (Month/Day/Year) January 18, 2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Issuer Name and Ticker or Trading Symbol
Colonial Properties Trust   CLP
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description Executive Vice President - TRS	6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
Common Shares of Beneficial Interest	3,953.00	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

(over)
SEC 1473 (3-99)

Leitner, William A - January 2003
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Employee Stock Option (right to buy)	01/26/2002 (1) | 01/26/2011	Common Shares of Beneficial Interest - 1,877.00	$26.88	D
Employee Stock Option (right to buy)	01/18/2003 (1) | 01/18/2012	Common Shares of Beneficial Interest - 8,733.00	$32.40	D
Employee Stock Option (right to buy)	01/17/2004 (1) | 01/17/2013	Common Shares of Beneficial Interest - 6,034.00	$33.34	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ __________________ ** Signature of Reporting Person Date John P. Rigrish Attorney-in-fact William A Leitner Page 2 SEC 1473 (3-99)

Leitner, William A - January 2003
Form 3 (continued)
FOOTNOTE Descriptions for Colonial Properties Trust CLP

Form 3 - January 2003

William A Leitner
2101 6th Avenue North, Suite 750

Birmingham, AL 35203
Explanation of responses:

 (1)   Vesting over five years in equal annual installments from the date of grant.

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